FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                27 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director/PDMR Shareholding sent to the London Stock Exchange on 27 July 2005

                                   O2 plc


O2 plc (the Company) announces that it has today been advised that, on 26 July 2005, the following awards over ordinary shares in the Company (Shares) were granted to Directors of the Company.

Performance Share Awards, Restricted Share Awards and Deferred Share awards were made to the following executive Directors and PDMRs for no monetary consideration calculated by reference to a Share price of 141.6p per Share:


Executive    Director/        Number of           Number of         Number of
Director     PDMR             Restricted         Performance     Deferred Shares
                                 Shares             Shares

Peter        Director                  0           1,280,014           200,707
Erskine

David        Director                  0             649,717           151,836
Finch

Rudolf       Director                  0             979,449           184,533
Groeger

Danuta       PDMR                      0             224,576            85,682
Gray

Andrew       PDMR                      0             224,576            45,366
Harley

Matthew      PDMR                      0             279,661            69,587
Key

Richard      PDMR                      0             177,966            37,699
Poston

Sohail       PDMR                      0             254,237            53,722
Qadri

Peter
Richardson   PDMR                      0             141,242            45,247

David        PDMR                176,533             211,864            33,269
Williams

The Deferred Shares under these awards will vest on 26 July 2008 provided that the Director or PDMR remains employed by the Company at the vesting date.

The Performance Share Awards will vest on 26 July 2008 provided that the Company meets the performance linked conditions set by the Remuneration Committee of the Company in respect of these awards.

The Restricted Share Award will vest on 26 July 2007 subject to the decision of the CEO regarding the delivery of the technology plan over the period until the vesting date and Mr Williams remaining in the Company's employment until the vesting date. "

These awards will be satisfied on vesting using Shares in the O2 Share Ownership Trust (the Trust). For Companies Act purposes, these directors are treated as having an interest in all 956,316 Ordinary Shares held by the Trust.

Name of contact and telephone number for queries: Deborah Russell - 01753 628096

Name and signature of authorised company official responsible for making this notification

Philip Bramwell

Date of Notification: 26 July 2005





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 27 July 2005                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary